Mail Stop 3720

January 3, 2007

Via U.S. Mail and Fax (732-866-0063)
Michael A. Maltzman
Vice President and Chief Financial Officer
Stratus Services Group, Inc.
500 Craig Road
Suite 201
Manalapan, NJ 07726

      RE: **Forms 10-K, 10-K/A No. 1, No. 2 and No. 3 for the fiscal year ended September 30, 2005**
           Filed February 3, 2006, March 31, 2006, August 15, 2006, and October 19, 2006, respectively; and
           Forms 10-Q and 10-Q/A for the quarters ended December 31, 2005 and March 31, 2006
           Filed February 17, 2006 and August 15, 2006, and May 15, 2006 and August 15, 2006, respectively
           File No. 001-15789

Dear Mr. Maltzman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director